Exhibit 99.1

i-80 Gold Announces High-Grade Results from Drilling at Ruby Hill

Blackjack Zone - 15.6 % Zn, 8.7 % Pb, 420.4 g/t Ag & 0.6 g/t Au over 40.4 m and 10.7 % Zn & 37.0 g/t Ag over 47.9 m
East Hilltop -15.9 % Zn, 4.3 g/t Au & 284.4 g/t Ag over 7.2 m
Ruby Deeps - 6.9 g/t Au over 50.7 m

RENO, Nev., Sept. 12, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to report additional positive results from exploration drilling at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada. The 2023 program continues to expand high-grade gold and polymetallic mineralization in multiple zones and has identified Carbonate Replacement Deposit (CRD) mineralization in the central portion of the Blackjack deposit - a complete summary of new results is provided in Table 1.

The current drill program at Ruby Hill is focused on defining and expanding high-grade mineralization in multiple target areas including Carlin-type gold, polymetallic CRD and zinc-skarn. All horizons remain open for expansion.  Recent highlight results from the most recent twelve drill holes include:

•	Blackjack CRD
•	15.6 % Zn, 8.7 % Pb, 420.4 g/t Ag & 0.6 g/t Au over 40.4 m (iRH23-41)
•	Including 20.9 % Zn, 25.1 % Pb, 1.0 g/t Au & 1,221.1 g/t Ag over 11.8 m
•	Blackjack Skarn
•	10.7 % Zn, 0.4 % Pb, 0.2 g/t Au & 37.0 g/t Ag over 47.9 m (iRH23-41)
•	East Hilltop
•	15.9 % Zn, 4.3 g/t Au & 284.4 g/t Ag over 7.2 m (iRH23-39)
•	Gold Mineralized Zones
•	6.9 g/t Au over 50.7 m including 8.0 g/t Au over 24.9 m (iRH23-40) - Ruby Deeps
•	9.1 g/t Au over 10.2 m (iRH23-41) - Lower Jack

"The Ruby Hill drill program continues to yield exceptional results in multiple target areas including the recent identification of high-grade polymetallic CRD mineralization in the Blackjack Zone.", stated Tyler Hill, Chief Geologist of i-80. "Step-out drilling is expanding mineralization in several zones with all known horizons remaining open for expansion. We are also compiling the results of recently completed geophysical surveys that have identified multiple high-priority anomalies that will be tested in the future."

Drilling continues to expand both polymetallic CRD and skarn mineralization in the Upper and East Hilltop Zones situated along the Hilltop fault structure where mineralization has now been defined over a strike length of approximately 750 metres including the Upper, Lower and East Hilltop Zones (see Figures 1 & 2).  The current drilling program is also focused on the Blackjack deposit, one of the primary polymetallic zones at Ruby Hill, where zones of gold mineralization are also being intersected. Step-out drilling is also demonstrating significant expansion potential in the Ruby Deeps gold deposit.

Blackjack Zone - The Blackjack deposit is located immediately under the Archimedes pit (see Figure 1) and is being tested utilizing directional core drilling. The 2023 program is demonstrating the potential to expand high-grade polymetallic mineralization through step-out drilling and is also defining CRD mineralization in the upper central portion of the deposit (see Image 1). Hole iRH23-41 intersected high-grade skarn, CRD and gold mineralization with highlight new results that include:

•	iRH23-41 (Skarn) - 10.7 % Zn, 37.0 g/t Ag and 0.2 g/t Au over 47.9 m
•	iRH23-41 (CRD) - 15.6 % Zn, 8.7 % Pb, 420.4 g/t Ag and 0.6 g/t Au over 40.4 m
•	iRH23-41 (Carlin-type gold) - 9.1 g/t Au over 10.2 m (Lower Jack)

East Hilltop - Both CRD and skarn mineralization are being delineated in the East Hilltop target area (Figure 1). The skarn zone is located along strike to the south of, and in a near-identical geological setting, as the Blackjack deposit. The CRD mineralization is located immediately to the east of the Upper Hilltop Zone along the Hilltop fault structure. New drilling at East Hilltop returned high-grade results including:

•	iRH23-39 (CRD) - 15.9 % Zn, 4.3 g/t Au & 284.4 g/t Ag over 7.2 m

Ruby Deeps - Ruby Deeps is the core Carlin-type gold deposit at Ruby Hill and is located beneath the western portion of the Archimedes pit with a strike length of over 800 metres (Figure 1). Hole iRH23-40 represents a 100 metre step-out north of hole IRH23-09 (7.3 g/t Au over 10.2m) and south of drilling completed in 2022. The Ruby Deeps remains open south of iRH23-09. Highlight new assays include:

•	iRH23-40 - 6.9 g/t Au over 50.7 m including 8.0 g/t Au over 24.9 m

Figure 1 - Hilltop and Blackjack Surface Plan (CNW Group/i-80 Gold Corp)

Figure 2 - Blackjack Surface Plan (CNW Group/i-80 Gold Corp)

Image 1 - iRH23-41 CRD mineralization drill core photograph (CNW Group/i-80 Gold Corp)

Additional exploration targets are being drilled at Ruby Hill in 2023 including the TL and FAD Zones. Further targets delineated in the recently completed geophysical surveys will be tested later in the year. Multiple holes have targeted mineralization proximal to the historic TL Mine with mixed results and narrow zones of mineralization. Several holes have recently been completed (assays pending) at the FAD deposit located approximately two kilometres to the south of Ruby Hill where earlier drilling completed by Paycore returned intercepts of up to 8.0 g/t Au, 79.0 g/t Ag, 10.0 % Zn & 1.0 % Pb over 27.4 m in hole PC22-10, and 7.1 g/t Au, 376.0 g/t Ag, 6.3 % Zn & 10.3 % Pb over 14.8 m in hole PC22-08.

The Eureka (Ruby Hill) Mining District has a history of high-grade polymetallic CRD production that began in the 1860's and spanned a period of more than one hundred years. Historic mined grades rank amongst the highest for any CRD district in the world. Since the 1960's, the CRD potential of the Eureka District has been largely overlooked in favour of exploration for Carlin-type gold deposits and the Company considers the opportunity to be substantial. The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant, an active heap leach facility, and is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

Table 1 - Highlight New Assay Results from Ruby Hill

Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
iRH23-18B	Blackjack	Core	616.0	619.7	3.8	0.4	14.7	0.1	7.9
iRH23-31	TL	RC	NSI
iRH23-32	TL	RC	NSI
iRH23-33	TL	RC	494.1	495.6	1.5	4.5	-	-	-
iRH23-34	TL	Core	424.6	439.8	15.2	-	3.3	-	6.2
iRH23-35	TL	Core	432.8	434.3	1.5	-	2.0	-	10.9
and	TL	Core	465.1	466.6	1.5	-	4.0	-	8.9
and	TL	Core	492.9	494.0	1.1	0.5	57.0	2.4	8.0
iRH23-36	TL	RC	NSI
iRH23-37	TL	RC	NSI
iRH23-38	Blackjack	RC	Hole abandoned at 232 m
iRH23-39	East Hilltop	Core	269.0	276.1	7.2	4.3	284.4	0.1	15.9
iRH23-40	Ruby Deeps	Core	339.0	389.7	50.7	6.9	2.2	-	-
including	Ruby Deeps	Core	364.8	389.7	24.9	8.0	3.1	-	-
and	Ruby Deeps	Core	431.5	432.6	1.1	8.6	10.0	-	-
and	Ruby Deeps	Core	497.7	501.4	3.6	6.1	4.0	-	-
iRH23-41	Blackjack	Core	508.7	556.6	47.9	0.2	37.0	0.4	10.7
and	Blackjack	Core	589.8	593.4	3.6	-	7.1	-	7.3
and	Blackjack	Core	627.2	667.5	40.4	0.6	420.4	8.7	15.6
including	Blackjack	Core	653.2	665.0	11.8	1.0	1221.1	25.8	20.9
and	Lower Jack	Core	677.0	687.1	10.1	9.1	6.6	-	-
* True widths estimated at 60-90%. Numbers may not add due to rounding.

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH23-18B	588233	4375586	1962	230	-48
	iRH23-31	588233	4375586	2010	104	-64
	iRH23-32	587604	4374950	1987	068	-74
	iRH23-33	587244	4374596	2010	208	-64
	iRH23-34	587074	4375228	1994	115	-52
	iRH23-35	587238	4374595	1994	105	-50
	iRH23-36	587606	4374954	2009	127	-65
	iRH23-37	587606	4374955	2009	211	-45
	iRH23-38	587106	4374379	1994	035	-48
	iRH23-39	587105	4374378	1994	078	-75
	iRH23-40	587360	4375384	1867	252	-69
	iRH23-41	587424	4375128	1979	060	-51

The Company has submitted for approval its plan to develop an underground mine at Ruby Hill with mineralization accessed via a ramp from the Archimedes open pit. The target is to commence construction in 2024 to provide underground platforms for definition drilling and mining operations.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to American Assay Laboratories (AAL) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through AAL and are run through standard prep methods and analyzed using FA-PB30-ICP (Au; 30g fire assay) and IO-4AB32 (35 element suite; 0.5g 4-acid ICP-OES+MS). Select high-grade gold samples were also completed with metallic screen fire assays using G-FASFAu11. AAL undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 12-SEP-23